SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K


(Mark One)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           (X)          SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                                        OR
           (   )        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number:  0-21318

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            O'Reilly Automotive, Inc.
                               233 South Patterson
                           Springfield, Missouri 65802

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 11-K

                              REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated June 11, 1999.

(b) Exhibits. A consent of Ernst and Young LLP is being filed as Exhibit 23 to this Report.

                       Financial Statements and Schedules

                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                     Years ended December 31, 1998 and 1997
                       With Report of Independent Auditors

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                              Financial Statements
                                  and Schedules

                     Years ended December 31, 1998 and 1997




                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Plan Benefits...........................3
Statements of Changes in Net Assets Available for Plan Benefits
     With Fund Information.....................................................4
Notes to Financial Statements..................................................6

Supplemental Schedules (Modified Cash Basis)

Item 27a - Schedule of Assets Held for Investment Purposes....................13
Item 27d - Schedule of Reportable Transactions................................14




A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations and leases in default or uncollectible have not been presented, since such loans, fixed income obligations or leases were not present.

                         Report of Independent Auditors


The Plan Administrators and Participants
O'Reilly Automotive, Inc.
    Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for plan benefits (modified cash basis) at December 31, 1998 and 1997, and changes in its net assets available for plan benefits (modified cash basis) for the years then ended on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules (modified cash basis) and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                               Ernst & Young LLP

Kansas City, Missouri
June 11, 1999

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)


                                                          December 31,
                                                  1998                  1997
                                               -----------           -----------
Assets
Investments (Note 3):
  Common collective trusts, at fair value      $14,827,076            $9,499,081
  Registered investment company funds,
    at fair value                                1,545,018                    --
  O'Reilly Automotive, Inc. stock fund          19,295,815             9,706,933
  Participant loans                                674,103                    --
                                               -----------           -----------
Net assets available for plan benefits         $36,342,012           $19,206,014
                                               ===========           ===========

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                  Statements of Changes in Net Assets Available
                     for Plan Benefits with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1998

                                    --------------------------------------------------------------------------------------
                                                                                      Fidelity
                                       Stable   Intermediate                           Advisor                Neuberger
                                       Value      & Long       Asset                   Growth       Janus     & Berman
                                     Government    Term      Management    Equity     Opportun-   Worldwide    Genesis
                                        Fund     Bond Fund      Fund     Index Fund     ities       Fund        Fund
                                    --------------------------------------------------------------------------------------
Additions to net assets attributable to investment income:
    Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments    $  169,148    $ 99,056   $ 545,836  $1,037,692   $   62,771    (16,520)     (8,110)
Contributions:
   Employer                                  --          --          --          --           --         --          --
   Employee                             318,787     149,632     367,414     473,234       72,210     48,085      28,477
   Plan transfer per acquisition      2,928,026          --     229,070     231,260    1,108,530     91,779          --

                                    --------------------------------------------------------------------------------------
                                      3,246,813     149,632     596,484    704,494     1,180,740    139,864      28,477
                                    --------------------------------------------------------------------------------------
Total additions                       3,415,961     248,688   1,142,320  1,742,186     1,243,511    123,344      20,367

Deductions from net assets
   attributable to
Distributions to participants          (402,535)    (65,795)   (164,542)  (203,827)     (41,903)    (28,917)       (581)
                                    --------------------------------------------------------------------------------------
Total deductions                       (402,535)    (65,795)   (164,542)  (203,827)     (41,903)    (28,917)       (581)
                                    --------------------------------------------------------------------------------------
Net increase prior to interfund
   transfers                          3,013,426     182,893     977,778  1,538,359    1,201,608      94,427      19,786

Interfund transfers, net                488,206    (239,347)   (425,016)  (208,304)       6,347     195,580      27,270
                                    --------------------------------------------------------------------------------------
Net increase (decrease)                3,501,632    (56,454)     552,762   1,330,055    1,207,955   290,007      47,056
Net assets available for benefits
Beginning of year                      1,482,087   1,357,928   3,051,940   3,607,126           --        --          --
                                    --------------------------------------------------------------------------------------
End of year                          $ 4,983,719  $1,301,474  $3,604,702  $4,937,181   $1,207,955  $290,007     $47,056
                                    ======================================================================================

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                  Statements of Changes in Net Assets Available
               for Plan Benefits with Fund Information (continued)
                              (Modified Cash Basis)

                          Year Ended December 31, 1998

                                    ----------------------------------------
                                     O'Reilly
                                    Automotive,
                                       Inc.       Participant
                                    Stock Fund       Loans          Total
                                    ----------------------------------------
Additions to net assets attributable to investment income:
    Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments  $ 8,269,105    $     --       $10,185,978
Contributions:
   Employer                          1,603,038          --         1,603,038
   Employee                            579,549          --         2,037,388
   Plan transfer per acquisition                   367,990         4,956,655
                                   -----------------------------------------
                                     2,182,587     367,990         8,597,081
                                   -----------------------------------------
Total additions                     10,478,692     367,990        18,783,059

Deductions from net assets
   attributable to
Distributions to participants         (723,489)    (15,472)       (1,647,061)
                                   -----------------------------------------
Total deductions                      (723,489)    (15,472)       (1,647,061)
                                   -----------------------------------------
Net increase prior to interfund      9,755,203     352,518        17,135,998
   transfers

Interfund transfers, net              (166,321)    321,585                --
                                   -----------------------------------------
Net increase (decrease)              9,588,882     674,103        17,135,998
Net assets available for benefits
Beginning of year                    9,706,933          --        19,206,014
                                   -----------------------------------------
End of year                        $19,295,815    $674,103       $36,342,012
                                   =========================================

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits
                              with Fund Information
                              (Modified Cash Basis)


                                                             Year Ended December 31, 1997
                                      --------------------------------------------------------------------------------
                                                                                            O'Reilly
                                     Principal                                             Automotive,
                                    Preservation    Intermediate  Balanced   Value Plus       Inc.
                                        Fund         Bond Fund      Fund     Equity Fund   Stock Fund       Total
                                      --------------------------------------------------------------------------------
Additions to net assets attributable to investment income:
   Net realized and unrealized
      appreciation in fair value
      of investments                  $  79,431      $  90,961    $ 313,444  $ 589,740      $3,415,225   $ 4,488,801

Contributions:
   Employer                                  --             --           --         --       1,279,856     1,279,856
   Employee                             192,013        159,687      372,569    466,670         404,643     1,595,582
                                      --------------------------------------------------------------------------------
                                         192,013       159,687      372,569    466,670       1,684,499     2,875,438
                                      --------------------------------------------------------------------------------
Total additions                          271,444       250,648      686,013  1,056,410       5,099,724     7,364,239

Deductions from net assets attributable to

Distributions to participants           (250,334)     (118,064)    (169,448)  (238,735)       (476,628)   (1,256,209)
                                      --------------------------------------------------------------------------------
Total deductions                        (250,334)     (118,064)    (169,448)  (238,735)       (476,628)   (1,256,209)
                                      --------------------------------------------------------------------------------
Net increase prior to interfund
   transfers                              21,110       132,584      516,565    817,675       4,620,096     6,108,030


Interfund transfers, net                  25,464       (74,295)    (119,945)   (95,706)        264,482            --
                                      --------------------------------------------------------------------------------
Net increase                              46,574        58,289      396,620    721,969       4,884,578     6,108,030

Net assets available for benefits
Beginning of year                      1,435,513     1,299,639    2,655,320  2,885,157       4,822,355    13,097,984
                                      --------------------------------------------------------------------------------
End of year                           $1,482,087    $1,357,928   $3,051,940 $3,607,126      $9,706,933   $19,206,014
                                      ================================================================================

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                          Notes to Financial Statements

                           December 31, 1998 and 1997

1. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the OReilly Automotive, Inc. (the Company) Profit Sharing and Savings Plan (the
Plan):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

The value of investments in common collective trusts, registered investment company funds and in the O'Reilly Automotive, Inc. Stock Fund is based on quoted market values received from Bankers Trust on the last business day of the plan year.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Merger

Effective January 31, 1998, the Company acquired 100% of the outstanding capital stock of Hi-Lo Automotive, Inc. and its subsidiaries. The plan assets of the profit sharing plan of the acquired company were rolled over into the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan in July 1998.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.  Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months and at least 1,000 hours of service in a 12-consecutive-month period of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 15% of their annual compensation to the Plan. At its discretion, the Company has elected to contribute 50% of each employee's voluntary contribution up to 2% of the employee's compensation and 25% of the next 2% of each employee's voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants' annual compensation. All employer contributions made after December 31, 1993 will be invested in the O'Reilly Automotive, Inc. Stock Fund. During the years ended December 31, 1998 and 1997, the Plan received discretionary contributions from the Company amounting to $1,070,000 and $884,000, respectively, not including matching contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, plan earnings and forfeitures of terminated participants' non vested accounts. Allocations of company contributions and forfeitures of terminated participants' non-vested accounts are based on participant earnings. Allocations of plan earnings are based on participants' account balances.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after three years of service with the Company. Vesting increases in 20% increments annually to 100% after seven years.

Effective July 1, 1998, participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee's vested account balance at a rate equal to one percentage point above the prime interest rate in effect as reported in the Wall Street Journal on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than ten years.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of
                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.  Description of the Plan (continued)

ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly installments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 1998 and 1997, terminated employees had approximately $669,000 and $104,000, respectively, included in net assets available for plan benefits which were to be paid in 1999 and 1998, respectively. The Company currently pays 100% of the administrative expenses associated with the Plan.

Under the provisions of the Plan, participants may elect to have their contributions invested in one or more of the following funds:

     Stable Value Government Fund - Invests in a diversified mix of intermediate term bonds and purchases book value liquidity contracts from financial institutions to provide price stability. Formerly administered by NationsBank as the Principal Preservation Fund.

     Intermediate & Long Term Bond Fund - Invests in a range of intermediate to long-term bonds, including U.S. Treasury and agency bonds, corporate bonds, and mortgage-backed securities. Formerly administered by NationsBank as the Intermediate Bond Fund.

     Asset Management Fund - Invests in a diversified mix of stocks, bonds, and cash to seek higher returns with reduced risk. Formerly administered by NationsBank as the Balanced Fund.

     Equity Index Fund - Designed to replicate the risk and return characteristics of the Standard & Poor's 500 index, consisting of the 500 largest U.S. companies. Formerly administered by NationsBank as the Value Plus Equity Fund.

     Fidelity Advisor Growth Opportunities Fund - Seeks capital appreciation, through a primary focus on medium to large cap stocks using growth and value styles (may occasionally hold equity alternatives).

     Janus Worldwide Fund - Invests primarily in common stocks of foreign and domestic companies seeking long-term growth of capital.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.   Description of the Plan (continued)

     Neuberger & Berman Genesis Trust - Invests in common stocks of companies with small market capitalizations seeking capital appreciation.

     O'Reilly Automotive, Inc. Stock Fund - Invests in the common stock of O'Reilly Automotive, Inc. with the goal of providing long-term participation in the ownership and profitability of the Company. In August 1997, a 100% stock dividend was paid to all shareholders of record as of July 31, 1997. The balance in the O'Reilly Automotive, Inc. Stock Fund at December 31, 1998 and 1997, includes $7,390,751 and $5,787,713, respectively, representing Company contributions to the fund and earnings thereon, which are not subject to participant investment direction.

3.   Investments

At December 31, 1998, the Plan's investments are held by Bankers Trust, in a bank-administered trust fund. At December 31, 1997, the Plan investments were held by the former plan administrator, Boatmen's Trust Company. The trustee has full discretionary authority for the purchase and sale of investments, subject to certain restrictions as specified in the trust agreement and in ERISA.

At December 31, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

                                                    1998              1997
                                                ------------      -------------

Bankers Trust common collective trusts:
   Stable Value Government Fund                  $4,983,719        $       --
   Intermediate & Long Term Bond Fund             1,301,474                --
   Asset Management Fund                          3,604,702                --
   Equity Index Fund                              4,937,181                --
NationsBank common collective trusts:
   Principal Preservation Fund                           --         1,482,087
   Intermediate Bond Fund                                --         1,357,928
   Balanced Fund                                         --         3,051,940
   Value Plus Equity Fund                                --         3,607,126
O'Reilly Automotive, Inc. Stock Fund             19,295,815         9,706,933

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

3.   Investments (continued)

During 1998 and 1997, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                 Net Appreciation
                                                  (Depreciation)
                                                  in Fair Value    Fair Value at
                                                   During Year      End of Year
                                                 ----------------  --------------
Year ended December 31, 1998
Fair value as determined by quoted market prices of the underlying securities:
     Stable Value Government Fund                 $   169,148        $ 4,983,719
     Intermediate & Long Term Fund                     99,056          1,301,474
     Asset Management Fund                            545,836          3,604,702
     Equity Index Fund                              1,037,692          4,937,181
     Fidelity Advisor Growth Opportunities Fund        62,771          1,207,955
     Janus Worldwide Fund                             (16,520)           290,007
     Neuberger & Berman Genesis Trust                  (8,110)            47,056
     O'Reilly Automotive, Inc. Stock Fund           8,296,105         19,295,815
     Participant loans                                     --            674,103
                                                 ------------       -------------
                                                  $10,185,978        $36,342,012
                                                 ============       =============


Year ended December 31, 1997
Fair value as determined by quoted market
   prices of the underlying securities:
     Principal Preservation Fund                   $   79,431        $ 1,482,087
     Intermediate Bond Fund                            90,961          1,357,928
     Balanced Fund                                    313,444          3,051,940
     Value Plus Equity Fund                           589,740          3,607,126
     O'Reilly Automotive, Inc. Stock Fund           3,415,225          9,706,933
                                                 ------------       ------------
                                                   $4,488,801        $19,206,014
                                                 ============       ============

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the latest tax determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.   Subsequent Events

Effective February 1, 1999, the Company transferred all assets from Bankers Trust to a new plan administrator, SunTrust Bank, Central Florida, N.A.

6.   Year 2000 Issue (unaudited)

The Company is developing a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company does not expect this project to have significant effect on plan operations.










                             Supplemental Schedules

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan


           Item 27a - Schedule of Assets Held for Investment Purposes
                              (Modified Cash Basis)

                                December 31, 1998

                                                    Number of
                      Identify of Issue              Shares          Cost        Fair Value
-------------------------------------------------  -----------  -------------  --------------
Bankers Trust common collective trusts*:
      Stable Value Government Fund                               $ 4,685,034    $ 4,983,719
      Intermediate & Long Term Bond Fund                           1,050,123      1,301,474
      Asset Management Fund                                        2,427,873      3,604,702
      Equity Index Fund                                            2,862,471      4,937,181
Registered investment company funds:
     Fidelity Advisor Growth Opportunities Fund                    1,141,534      1,207,955
     Janus Worldwide Fund                                            276,147        290,007
     Neuberger & Berman Genesis Trust                                 49,557         47,056
O'Reilly Automotive, Inc. Stock Fund*               417,206        8,665,096     19,295,815
Participant Loans (interest rates ranging from
     7.0% to 10.0%)                                                  674,103        674,103
                                                                -------------   -------------
                                                                 $21,831,938    $36,342,012
                                                                =============   =============


*Party-in-interest to the Plan

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 Item 27d - Schedule of Reportable Transactions
                              (Modified Cash Basis)

                          Year ended December 31, 1998

                                                                                                           Current
Identity of Party                                                                           Cost of        Value of      Net Gain
Involved                          Description of Assets         Purchases       Sales        Assets         Assets        (Loss)
------------------ ---------------------------------------  --------------- ------------- ------------- -------------  ------------
Category (i) - Single transactions in excess of 5% of plan assets

NationsBank**             Principal Preservation Fund          $       --    $1,482,087     $1,288,542    $1,482,087      $193,545

Bankers Trust*            Stable Value Government Fund          1,482,087            --      1,482,087     1,482,087            --

NationsBank**             Intermediate Bond Fund                       --     1,357,928      1,150,267     1,357,928       207,661

Bankers Trust*            Intermediate & Long Term Bond Fund    1,357,928            --      1,357,928     1,357,928            --

NationsBank**             Balanced Fund                                --     3,051,940      2,231,634     3,051,940       820,306

Bankers Trust*            Asset Management Fund                 3,051,940            --      3,051,940     3,051,940            --

NationsBank**             Value Plus Equity Fund                       --     3,607,126      2,335,049     3,607,126     1,272,077

Bankers Trust*            Equity Index Fund                     3,607,126            --      3,607,126     3,607,126            --

Bankers Trust*            O'Reilly Automotive, Inc. Stock Fund  1,070,000            --      1,070,000     1,070,000            --

Bankers Trust*            Stable Value Government Fund          2,928,026            --      2,928,026     2,928,026            --

Bankers Trust*            Stable Value Government Fund                 --     2,933,083      2,928,026     2,933,083         5,057

Bankers Trust*            Fidelity Advisor Growth
                            Opportunities Fund                  1,057,350            --      1,057,350     1,057,350            --

Bankers Trust*            Fidelity Advisor Growth
                            Opportunities Fund                         --     1,008,352      1,057,350     1,008,352      (48,998)


Category (ii) - Series of transactions in exess of 5% of plan assets
NationsBank**             Principal Preservation Fund                  --     1,482,087      1,288,542     1,482,087      $193,545
                          (1 sale)
Bankers Trust*            Stable Value Government Fund          8,896,767            --      8,896,767     8,896,767            --
                          (115 purchases)
Bankers Trust*            Stable Value Government Fund                 --     4,081,568      4,018,187     4,081,568        63,381
                          (134 sales)
NationsBank**             Intermediate Bond Fund                       --     1,357,928      1,150,267     1,357,928       207,661
                          (1 sale)
Bankers Trust*            Intermediate & Long Term Bond Fund    1,608,742            --      1,608,742     1,608,742            --
                          (40 purchases)
NationsBank**             Balanced Fund                                --     3,051,940      2,231,634     3,051,940       820,306
                          (1 sale)
Bankers Trust*            Asset Management Fund                 4,197,313            --      4,197,313     4,197,313            --
                          (71 purchases)
Bankers Trust*            Asset Management Fund                        --     1,138,446        949,133     1,138,446       189,313
                          (128 sales)
NationsBank**             Value Plus Equity Fund                       --     3,607,126      2,335,049     3,607,126     1,272,077
                          (1 sale)
Bankers Trust*            Equity Index Fund                     5,003,044            --      5,003,044     5,003,044            --
                          (78 purchases)
Bankers Trust*            Equity Index Fund                            --     1,103,592        868,495     1,103,592       235,097
                          (127 sales)
Bankers Trust*            O'Reilly Automotive, Inc.
                            Stock Fund                          4,625,605            --      4,625,605     4,625,605            --
                          (160 purchases)
Bankers Trust*            O'Reilly Automotive, Inc.
                            Stock Fund                                 --     3,332,699      2,179,308     3,332,699     1,153,391
                          (121 sales)
Bankers Trust*            Fidelity Advisor Growth
                            Opportunities Fund                  2,399,154            --      2,399,154     2,399,154            --
                          (36 purchases)
Bankers Trust*            Fidelity Advisor Growth
                            Opportunities Fund                         --     1,207,906      1,257,619     1,207,906       (49,713)
                          (30 sales)

There were no category (ii) or (iv) reportable transactions during 1998.

*Party-in-interest to the Plan
*Formerly a party-in-interest to the Plan

                           O'Reilly Automotive, Inc.
                        Profit Sharing and Savings Plan

                                   FORM 11-K

                                 Exhibit Index

Exhibit
Number                                 Exhibit
-------   ---------------------------------------------------------------------
  23      Consent of Ernst & Young LLP

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73892) pertaining to the Profit Sharing and Savings Plan of O'Reilly Automotive, Inc. of our report dated June 11, 1999, with respect to the financial statements and schedules of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.




                                              By: /s/    Ernst & Young LLP
                                                  -----------------------------
                                                  Ernst & Young LLP

Kansas City, Missouri
June 29, 1999